UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 5.5% increase in September 2013

passenger traffic

Monterrey, Mexico, October 7, 2013—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 5.5% in September 2013, as compared to September 2012. Domestic traffic increased 6.7%, and international traffic decreased 3.3%.

Of total September traffic, 97.7% was commercial aviation and 2.3% was general aviation.

Total Passengers*
	Sep-12	Sep-13	Change %	Jan-Sep 2012	Jan-Sep 2013	Change %
Domestic	861,640	919,757	6.7	8,010,307	8,479,316	5.9
International	121,420	117,396	(3.3)	1,369,654	1,377,830	0.6
OMA Total	983,060	1,037,153	5.5	9,379,961	9,857,146	5.1

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in twelve airports in September, with the most noteworthy increases in Acapulco (+50.9%), Monterrey (+2.1%), and Reynosa (+30.4%). Acapulco traffic increased principally as a result of the operation of an “air bridge” to evacuate travelers stranded after the passage of Hurricane Manuel, with increased traffic on the Mexico City route. Monterrey increased traffic on the Mexico City, Toluca, and Querétaro routes. Reynosa increased traffic on the Mexico City and Guadalajara routes. Domestic traffic decreased in San Luis Potosí (-17.5%), as a result of lower traffic on the Mexico City route. VivaAerobus started operating the Monterrey-Querétaro, Reynosa-Guadalajara, and Torreón-Guadalajara routes in September.

International traffic increased most significantly in Zacatecas (+22.6%), as a result of an increase in traffic to Los Angeles. The most significant reduction was in Monterrey (-3.5%), as a result of a reduction in traffic on the Las Vegas and Houston routes.

The number of flight operations (takeoffs and landings) in September decreased 2.7% as compared to the same month of last year. The number of domestic operations decreased 2.1% and international operations decreased 7.5%.

During September, Hurricane Manuel struck Mexico’s Pacific coast, affecting the state of Guerrero and other parts of Mexico. OMA does not expect that Manuel will result in a material impact on its financial results, as a consequence of the storm’s effects on its Pacific airports: Acapulco, Zihuatanejo, Culiacán, and Mazatlán.

The Acapulco and Zihuatanejo airports worked tirelessly through the emergency caused by the passage of Manuel, in coordination with government agencies and the airlines, to assist stranded passengers and aid in their evacuation. An air bridge from Acapulco to Mexico City from September 17-20 evacuated 24,177 passengers; the Zihuatanejo airport evacuated 4,651 individuals to Mexico City, Morelia, Queretaro, Puebla, Toluca, and Bajío from September 18-21.

OMA waived passenger charges and airport service fees during these emergency operations. The Mazatlán and Zihuatanejo airport continued to operate normally despite the storm. The Culiacán airport closed in the afternoon of September 19 because of minimal visibility, but without any impact on its installations. The Acapulco airport restored operations from its terminal building on September 22, after five days of air bridge operations, and has operated normally since that date. Excluding the air bridge operations, total passenger traffic growth for September would have been 2.6%.

Total Passengers*

	Sep-12	Sep-13	Change %	Jan-Sep 2012	Jan-Sep 2013	Change %
Acapulco	35,652	52,066	46.0	409,690	465,299	13.6
Ciudad Juárez	56,298	56,747	0.8	519,728	517,864	(0.4)
Culiacán	90,514	91,250	0.8	858,385	889,596	3.6
Chihuahua	71,168	74,782	5.1	634,730	660,786	4.1
Durango	17,872	18,601	4.1	179,260	171,896	(4.1)
Mazatlán	36,347	41,499	14.2	501,244	544,138	8.6
Monterrey	502,766	508,906	1.2	4,563,507	4,819,047	5.6
Reynosa	25,722	33,502	30.2	213,221	274,608	28.8
San Luis Potosí	22,900	20,295	(11.4)	204,351	191,612	(6.2)
Tampico	47,525	50,226	5.7	437,701	447,532	2.2
Torreón	34,182	40,305	17.9	307,376	332,700	8.2
Zacatecas	22,321	23,779	6.5	200,063	192,322	(3.9)
Zihuatanejo	19,793	25,195	27.3	350,705	349,746	(0.3)
OMA Total	**983,060**	**1,037,153**	**5.5**	**9,379,961**	**9,857,146**	**5.1**

Domestic Passengers*

	Sep-12	Sep-13	Change %	Jan-Sep 2012	Jan-Sep 2013	Change %
Acapulco	33,677	50,830	50.9	360,426	419,938	16.5
Ciudad Juárez	56,185	56,706	0.9	519,062	517,137	(0.4)
Culiacán	88,454	89,624	1.3	846,305	874,380	3.3
Chihuahua	64,684	68,055	5.2	579,977	601,446	3.7
Durango	16,375	17,503	6.9	160,237	155,103	(3.2)
Mazatlán	30,016	36,078	20.2	312,040	359,479	15.2
Monterrey	423,785	432,712	2.1	3,869,776	4,101,485	6.0
Reynosa	25,672	33,465	30.4	212,580	274,048	28.9
San Luis Potosí	15,497	12,782	(17.5)	126,858	120,459	(5.0)
Tampico	44,640	47,049	5.4	403,807	414,404	2.6
Torreón	29,418	36,125	22.8	261,454	291,435	11.5
Zacatecas	16,117	16,174	0.4	143,835	131,111	(8.8)
Zihuatanejo	17,120	22,654	32.3	213,950	218,891	2.3
OMA Total	**861,640**	**919,757**	**6.7**	**8,010,307**	**8,479,316**	**5.9**

International Passengers*

	Sep-12	Sep-13	Change %	Jan-Sep 2012	Jan-Sep 2013	Change %
Acapulco	1,975	1,236	(37.4)	49,264	45,361	(7.9)
Ciudad Juárez	113	41	(63.7)	666	727	9.2
Culiacán	2,060	1,626	(21.1)	12,080	15,216	26.0
Chihuahua	6,484	6,727	3.7	54,753	59,340	8.4
Durango	1,497	1,098	(26.7)	19,023	16,793	(11.7)
Mazatlán	6,331	5,421	(14.4)	189,204	184,659	(2.4)
Monterrey	78,981	76,194	(3.5)	693,731	717,562	3.4
Reynosa	50	37	(26.0)	641	560	(12.6)
San Luis Potosí	7,403	7,513	1.5	77,493	71,153	(8.2)
Tampico	2,885	3,177	10.1	33,894	33,128	(2.3)
Torreón	4,764	4,180	(12.3)	45,922	41,265	(10.1)
Zacatecas	6,204	7,605	22.6	56,228	61,211	8.9
Zihuatanejo	2,673	2,541	(4.9)	136,755	130,855	(4.3)
OMA Total	**121,420**	**117,396**	**(3.3)**	**1,369,654**	**1,377,830**	**0.6**

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit http://ir.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 8, 2013